3rd July, 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

[redacted]

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ MOL Nyrt.

INVESTOR NEWS

03 July 2008

OMV has initiated a litigation against MOL

MOL Plc. hereby informs the capital markets participants that OMV Clearing und Treasury GmbH („OMV") has initiated a litigation against MOL in order to make void all resolutions made by the Annual General Meeting held on the 23rd April, 2008.
The action is based on Article 46 (2) of the Companies Act. The Metropolitan Court has set the date of the first hearing to January 21st 2009.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

3 July 2008

Dividend per share paid by MOL

MOL Plc. hereby informs the capital markets participants, that on 3 July 2008 MOL received the MOL shares form OTP Bank Plc. (8,757,362 pieces) and MFB Invest Ltd. (4,513,271 pieces) as it was announced on 1 July 2008. After the transaction MOL owns 13,451,733 "A" series and 578 "C" series MOL ordinary shares.

The Annual General Meeting of MOL Plc. held on 23 April 2008 approved to pay a dividend of HUF 85 billion in respect of the 2007 financial year.
Based on the current number of Treasury shares, MOL will pay HUF 883.36 per share.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

July 2, 2008

MOL has signed agreement with Mari Gas Company Limited on the acquisition of 40% interest in Karak Block in Pakistan and in parallel, farmed out 25% share in its Block 43B in Oman

MOL Hungarian Oil and Gas Plc. hereby announce that it signed a Farm-out Agreement with Mari Gas Company Limited (MGCL) on 2 July, 2008 to acquire 40% interest from its 100% owned and operated Karak onshore exploration block in North-West Pakistan. In parallel, MOL has assigned 25% participating interest to MGCL in its 100% owned and operated Block 43B in Oman.

MGCL is one of the largest oil and gas exploration and production companies in Pakistan and is registered as a public limited company.

The Karak Block – with area extent of 2,335 sqkm – is situated in the southern vicinity of Tal block where MOL has been conducting outstanding successful exploration since 1999. The hydrocarbon system in the Karak region is similar to MOL's Manzalai structure in Tal block that allows us to provide added value on the basis of our previous experience during the operation. The block has been operated by MGCL since April 2005 that holds the remaining 60% interest following the assignment.

MOL signed the Exploration and Production Sharing Agreement with the Sultanate of Oman in June 2006 for Block 43B. The block is located onshore in North-East Oman with an area extent of 15,232 sqkm.

Both blocks are in the first exploration phase with similar planned work programme, 2D seismic acquisition in 2008 and drilling of 1-1 well in 2009.

The transactions are subject to the approval of the Government of Pakistan and the Sultanate of Oman.

Zoltán Áldott, Executive Vice-President of the Exploration and Production Division commented: "One of the basic elements of MOL's upstream strategy is the portfolio extension through solid partnerships with strong local and international companies. In line with this we agreed with Mari Gas Company Limited to arrange a swap on the basis of mutual interests. This partnership allows us to diversify our exploration portfolio and further extend of MOL's presence in one of our main target countries, Pakistan. We believe that this is only the first step of long term cooperation with Mari Gas in the Pakistani and international oil and gas industry."

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351

Location map of Karak block


Kohat
Islamabad
Bannu
KARAK
TAL
(MOL/OGDCL/PPL/POL)
Manzalai
Makori-1
NASHPA
(OGDCL)
GURGALDI
(OGDCL)
DAKHNI
KUSHALGARH
(POL)
JHAMAT
(PPL)
RATANA
BHAL SYEDAN
(OGDCL)
SADKAL
(OGDCL)
BASAL
(OGDCL)
FATEH JHANG
(OGDCL)
PARIWALI
(POL)
DHURNAL
IKHLAS
DHULIAN
(POL)
KOT SARANG
(PPL)
KARSAL
PINDORI
(POL)
MISSA KESWAL
(OGDCL)
CHAKRAL
(POL)
LEGEND
Oil pipeline
Gas pipeline
Oilfield
Gasfield
Exploration license
D&P lease
N
0
20
40
60
80
100
km

END